SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 _____________
SCHEDULE 13G (RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) ___________
(Amendment No. 1)*
AVISTAR COMMUNICATIONS CORPORATION
(Name of Issuer)
Common Stock, par value $0.001 per share	05379X208
(Title of class of securities)	(CUSIP number)
December 23, 2009

(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ ] Rule 13d-1(b) [X] Rule 13d-1(c) [ ] Rule 13d-1(d)
__________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages Page 1

CUSIP No.	05379X208	13G	Page 2 of 10

1	NAME OF REPORTING PERSONS:	Leucadia National Corporation
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [X] (b) [_]
3		SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF SHARES	5	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	0
PERSON WITH	8	SHARED DISPOSITIVE POWER:	0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):	0%
12	TYPE OF REPORTING PERSON:	CO

CUSIP No.	05379X208	13G	Page 3 of 10

1	NAME OF REPORTING PERSONS:	Phlcorp, Inc.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [X] (b) [_]
3		SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:	Pennsylvania
NUMBER OF SHARES	5	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	0
PERSON WITH	8	SHARED DISPOSITIVE POWER:	0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):	0%
12	TYPE OF REPORTING PERSON:	CO

CUSIP No.	05379X208	13G	Page 4 of 10

1	NAME OF REPORTING PERSONS:	Baldwin Enterprises, Inc.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [X] (b) [_]
3		SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:	Colorado
NUMBER OF SHARES	5	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	0
PERSON WITH	8	SHARED DISPOSITIVE POWER:	0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):	0%
12	TYPE OF REPORTING PERSON:	CO

ITEM 1.	NAME OF ISSUER AND ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

(a) – (b)   This Amendment to Statement on Schedule 13G relates to the common stock, par value $0.001 per share (the “Common Stock”), of Avistar Communications Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1875 S. Grant Street, 10th Floor, San Mateo, California 94402.

ITEM 2.	NAME OF PERSON FILING

(a)           Name of Persons Filing:

(i)	Leucadia National Corporation (“Leucadia”)
(ii)	Phlcorp, Inc. (“Phlcorp”)
(iii)	Baldwin Enterprises, Inc. (“Baldwin” and collectively with Leucadia and Phlcorp, the “Reporting Persons”)

(b)           Address of Principal Business Office or, if None, Residence:

The principal business office of each of the Reporting Persons listed in Item 2(a) is as follows:

The principal business office of Leucadia National Corporation is 315 Park Avenue South, New York, New York 10010.

The principal business office of Phlcorp, Inc. is 529 East South Temple, Salt Lake City, Utah 84102.

The principal business office of Baldwin Enterprises, Inc. is 529 East South Temple, Salt Lake City, Utah 84102.

(c), (d) and (e)       For information with respect to citizenship of each of the Reporting Persons, title of class of securities and CUSIP number for the shares held by such persons, see the appropriate cover page above, and the response to Item 1(a) – (b) above.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

(a) [   ]  Broker or dealer registered under Section 15 of the Exchange Act.

(b) [   ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [   ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [   ]  Investment company registered under Section 8 of the Investment Company Act.

(e) [   ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)  [   ]  An Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) [   ]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [   ]  A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)  [   ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)  [   ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

ITEM 4.	OWNERSHIP

(a) – (c)    The response of each of the Reporting Persons to Items 5 through 11 of each of their respective Cover Sheets which relate to the beneficial ownership of the Common Stock of the Issuer, as of December 23, 2009, is incorporated herein by reference.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of Securities, check the following|X|.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.         CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Remainder of page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    December 23, 2009

LEUCADIA NATIONAL CORPORATION

By:	/s/ Joseph A. Orlando
Name: Joseph A. Orlando
Title: Vice President

PHLCORP, INC.

By:	/s/ Joseph A. Orlando
Name: Joseph A. Orlando
Title: Vice President

BALDWIN ENTERPRISES, Inc.

By:	/s/ Joseph A. Orlando
Name: Joseph A. Orlando
Title: Vice President